WHAT ARE OTHER LARGE SHAREHOLDERS SAYING ABOUT THE NEED FOR CHANGE?

JIM CRAMER'S CHARITABLE TRUST

"We intend to vote in favor of Elliott Management's nominees ... we feel it is time to give the activists' nominees a chance to spark new life into this company and infuse their much needed industry experience into the culture of Arconic."

"Mr. Lawson did a fantastic turnaround job at Spirit and we are fully confident in his ability to unlock more value for shareholders should he become the eventual successor to Mr. Kleinfled."

"We are confident that Elliot Management has a clear and direct vision for the future of Arconic."

"Further bolstering our conviction in Elliott's plans, Glass, Lewis & Co., an independent proxy advisory firm who advises shareholder communities on these types of votes, recommended that all shareholders vote in favor of Elliott's board nominees. Glass Lewis is one of two proxy advisory firms that institutional investors rely on for premium, unbiased research and advice regarding proxy votes."

TheStreet.com, May 11, 2017

ORBIS TO ARCONIC BOARD OF DIRECTORS: LISTEN TO THE VOICE OF YOUR OWNERS

"Recent communication from the board has characterized this proxy fight as a dispute with one self-interested shareholder, Elliott Management. That is false. At least five institutional shareholders, including Orbis, representing more than 20% of the Company's shares outstanding, have publicly called for broad-based change in this board. Our objective is simple – we want the best outcome for Arconic and its shareholders."

"We are fundamental investors and take a long-term approach to the stewardship of our clients' capital. Over the 25-year history of Orbis, we have rarely spoken publicly about the need for leadership change at one of our investment holdings. We feel a duty to do so at this time given the pattern of intolerable behaviour overseen and endorsed by the current Arconic board."

"We intend to support Elliott's proposed slate. We believe many other shareholders will vote the BLUE proxy card as well. This expression is a mandate for change and new board leadership."

Business Wire, May 8, 2017



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NOTABLE SUPPORT FOR CHANGE
WHAT ARE OTHER LARGE SHAREHOLDERS SAYING ABOUT THE NEED FOR CHANGE?

FIRST PACIFIC ADVISORS SECOND LETTER TO ARCONIC BOARD

"Elliott has broad support from other large long-term shareholders, including FPA, because their success in this contest would improve the culture in the boardroom and be a clear mandate for change."

"Now you [the Board] are asking shareholders to trust the board with the selection of new directors and the next CEO. Given the overwhelming evidence of this board's bad judgement, your request is absurd."

"The legacy directors who share responsibility for supporting a discredited CEO, wasting money on a proxy contest, and failing to represent the company's or shareholder's interests prior to the proxy contest should all step down. It is time to change the character of this board."

FPAFunds.com, May 4, 2017

ELLIOTT PRODS ARCONIC ANEW AFTER KLEINFELD'S `LONG-OVERDUE' EXIT

"We don't have confidence in this board's ability to choose the next management or act as stewards for the business," Brian Selmo, a First Pacific partner, said by telephone. "We hope to see the Elliott nominees elected and Larry Lawson appointed CEO."

By Jack Kaskey and Joe Deaux, Bloomberg, April 17, 2017

ORBIS EXPRESSES CONCERNS REGARDING ARCONIC BOARD LEADERSHIP FOLLOWING ABRUPT RESIGNATION OF KLAUS KLEINFELD

SAN FRANCISCO – Orbis Investment Management Limited ("Orbis"), a global investment firm, today issued a statement expressing its concerns regarding the demonstrated lack of good judgment by the leadership of the company's Board. Orbis reiterated its intent to vote the Blue Card for Elliott Management Corporation's slate of independent nominees.

Through the Orbis family of funds, Orbis has been a shareholder in Arconic and its predecessor company, Alcoa Inc., since 2013, and currently owns more than 17.2 million shares of Arconic, or 3.9% of shares outstanding.

"Under the leadership of Patricia Russo, the Board of Arconic has demonstrated a pattern of poor judgement and intolerable behaviour that can't be redeemed by their reluctant decision to finally remove Klaus Kleinfeld," said Adam R. Karr, partner at Orbis. "Given Ms. Russo's extraordinarily poor track record as both an executive and board leader, and the severe breaches of shareholder trust that have occurred at Arconic under her watch, it's clear to us that the Board should seek new leadership."

Business Wire, April 17, 2017

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WHAT ARE OTHER LARGE SHAREHOLDERS SAYING ABOUT THE NEED FOR CHANGE?

ORBIS DENOUNCES ARCONIC'S EFFORTS TO UNDERMINE SHAREHOLDER CHOICE AND MISLEAD INVESTORS

SAN FRANCISCO – Orbis Investment Management Limited ("Orbis"), a global investment firm, today issued a statement denouncing Arconic's efforts to undermine shareholder choice and mislead investors.

Through the Orbis family of funds, Orbis has been a shareholder in Arconic and its predecessor company, Alcoa Inc., since 2013, and currently owns more than 17.2 million shares of Arconic, or 3.9% of shares outstanding.

"Over the course of this proxy contest, Arconic has demonstrated a pattern of egregious behaviour intended solely to entrench the company's current leadership at the expense of shareholders. These actions are an insult to good corporate governance and bring even greater urgency to the need for new leadership at Arconic," said Adam R. Karr, partner at Orbis.

Orbis is deeply troubled that the company created, hid, and then threatened to invoke the so-called "poison put" provision, potentially subjecting shareholders to a substantial liability. This insidious act is intended to intimidate shareholders and manipulate the upcoming vote.

Further, the company's decision to exchange shareholder assets for potential votes as part of the August 2016 settlement with Oak Hill, and then to hide this arrangement from shareholders for months, was a serious breach of fiduciary responsibility. The company's subsequent waiver of this voting agreement in no way mitigates the severity of the violation of shareholder trust.

Sadly, rather than recognizing these actions as the breaches of shareholder trust that they are, Arconic's independent directors have instead chosen to ignore, defend, and even participate in these activities. Shareholders deserve better. Consequently, Orbis reiterates its intent to vote the Blue Card for Elliott's slate of independent nominees.

Business Wire, April 17, 2017

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WHAT ARE OTHER LARGE SHAREHOLDERS SAYING ABOUT THE NEED FOR CHANGE?

CRAMER'S "LIGHTNING" ROUND

Arconic, Inc: "I'm going with Elliott's guys, right there. My charitable trust is going with them."

By Elizabeth Gurdus, CNBC, May 5, 2017

ORBIS ANNOUNCES SHAREHOLDING OF APPROXIMATELY 2.8% OF ARCONIC SHARES OUTSTANDING

SAN FRANCISCO – Orbis Investment Management Limited ("Orbis"), a global investment firm with $30 billion of assets under management, announced today that it intends to vote in favour of Elliott Associates' slate of independent nominees to join the board of directors of Arconic, Inc. Orbis, through its family of funds, currently owns approximately 12.4 million shares of Arconic, or 2.8% of shares outstanding.

Orbis invests with a long-term, fundamental approach and has been a shareholder of Arconic and its predecessor company, Alcoa Inc. since 2013. As a top shareholder, Orbis has spent significant time and resources to understand Alcoa's businesses and has regularly interacted with senior management. Orbis invested in Alcoa, and is currently invested in Arconic, because Orbis believes Arconic's market valuation is substantially below the company's long-term intrinsic value.

Orbis does not believe Arconic can reflect its true value under the leadership of its current Chairman and CEO, Dr. Klaus Kleinfeld. During his tenure, shareholders have witnessed a track record of poor execution, value-destructive capital allocation, undisciplined spending, mismanagement of investor expectations, and extraordinary share price under-performance.

"Regrettably, independent members of the Arconic board prefer to prioritize personal loyalty to Dr. Kleinfeld over their responsibility to shareholders," said Adam R. Karr, Partner at Orbis. "Independent members of this board, who own less than 0.1% of outstanding shares, continue to disregard the overwhelming publicly-expressed desire for leadership change from the company's largest long-term owners, including Orbis."

Business Wire, March 3, 2017

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WHAT ARE OTHER LARGE SHAREHOLDERS SAYING ABOUT THE NEED FOR CHANGE?

LION POINT CAPITAL DEMANDS TO THE BOARD OF DIRECTORS OF ARCONIC

Lion Point Capital's letter to members of the Board of Directors Of Arconic.

Dear Board Members:

Lion Point Capital, LP (together with its affiliates, "Lion Point") has been a shareholder in Alcoa since 2015 and we continue to be invested in Arconic Inc. ("Arconic", or the "Company") post the spin-off of the primary products businesses. Lion Point believes that the intrinsic value of Arconic materially exceeds the Company's current stock price, and we welcome and support Elliott Management Corporation's ("Elliott") plan to unlock this value.

Over the last couple of years, Lion Point has spent significant time and resources to understand the Company, including evaluating its historical operating performance and competitive position. While we see tremendous value and potential in Arconic's world class assets, the market applies a persistent discount to what our analysis indicates to be fair value based on both private and public peer valuations.

We believe that the discount and consequent sub-par shareholder returns witnessed overtime are attributed to what objectively (both on a relative and absolute basis) can be described as poor capital allocation, significant and recurring execution missteps, undisciplined spending and miscommunication with the investment community. There is a stark dichotomy between the potential of the underlying assets and the results to date from their management. The burden and cost of this dichotomy have been borne by shareholders.

Lion Point believes that prudent capital allocation, disciplined cost control, focused execution and clear communication about the path forward are key to charting a new course for Arconic, and can drive substantial shareholder returns from here. Lion Point believes that Elliott's plan for value creation can reverse the past and set new Arconic on a better path to creating shareholder value.

Unfortunately, the Company has engaged in a counterproductive (and ill-advised) PR campaign to defend against ideas that can dramatically improve the Company. Shareholders should not bear any longer the burden of such a purpose-defeating and value-destructive distraction, and we recommend that the Board promptly engage with Elliott in discussions to implement a plan to enhance shareholder value – much work lies ahead.

Respectfully,

Didric Cederholm
Chief Investment Officer
Lion Point Capital

Jim Freeman
Head of Research
Lion Point Capital

By TheDev, Value Walk, February 17, 2017

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WHAT ARE OTHER LARGE SHAREHOLDERS SAYING ABOUT THE NEED FOR CHANGE?

FIRST PACIFIC ADVISORS FIRST LETTER TO ARCONIC BOARD

Dear Arconic Directors,

First Pacific Advisors, LLC ("FPA") currently beneficially owns approximately 20.1 million shares of Arconic Inc. ("Arconic" or the "Company"), which represents over 4.5% of the Company's shares. FPA has been a shareholder of Arconic and its corporate predecessor, Alcoa, for more than three years.

Over the past two years, we have communicated with management and the board in hopes of encouraging the Company to take the steps we believe are necessary to optimize the long-term management and performance of the business. The Company has failed to take such necessary steps.

We, therefore, encourage you to support the changes sought by our fellow shareholders at Elliott Management. We intend to support Elliott's proposed proxy slate because it best serves the long-term interests of the Company and its owners.

As you know, we have long been disappointed with Arconic's board (and the board of its corporate predecessor). We view economic alignment and incentives as the keystone to solid governance. Unfortunately, the vast majority of the Company's board is not economically aligned with its shareholders. Despite Arconic's depressed share price, directors have not bought meaningful stakes in the Company. The board collectively holds an insignificant stake in the Company. Even more troubling, long-serving legacy directors with substantial personal wealth have relatively miniscule economic interests in the Company.

A company intending to create value for its owners would not permit the culture of waste and underperformance that exists at Arconic's head office. Excessively expensive headquarters in Manhattan, a needless branding campaign and confusing communications are inconsistent with an owner-oriented culture. Grossing up compensation for management when they fail to meet financial targets is also not consistent with an owner-mindset. Failing to hold management accountable for missed financial targets, poor capital allocation and operational challenges is incongruous with an owner-oriented culture.

On behalf of all long-term owners of the Company, we encourage you not to expend resources on a proxy campaign designed to do little more than entrench Arconic's board and managers. Such a campaign, at best, will result in a needless waste of corporate resources. At worst, it will cause the Company to continue to underperform with its current managers.

Sincerely,

Brian Selmo
Partner, FPA

FPAFunds.com, February 6, 2017

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WHAT ARE OTHER LARGE SHAREHOLDERS SAYING ABOUT THE NEED FOR CHANGE?

FIRST PACIFIC ADVISORS TO SUPPORT ELLIOTT IN FIGHT FOR ARCONIC BOARD SEATS

In a letter to Arconic's board reviewed by The Wall Street Journal, First Pacific Advisors LLC said it had for two years pushed the company to improve its performance and is urging Arconic's board to settle the fight with Elliott and avoid a distraction. The fund specifically took issue with the board's lack of stock ownership, saying most Arconic directors aren't "economically aligned" with the company's shareholders.

First Pacific said it owns more than 4.5% of Arconic's stock, which would put it among the company's five largest shareholders. It is the second big shareholder to throw its weight behind Elliott, which owns 10.5% of Arconic and is seeking to oust Chief Executive Klaus Kleinfeld, citing spending and missed targets.

By David Benoit, The Wall Street Journal, February 6, 2017

INVESTORS PRESS FOR OUSTER OF ARCONIC CEO KLEINFELD

Sarat Sethi, DCLA Partners: There's been no value created.

CNBC, January 30, 2017

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 **IMPORTANT**

Your vote is important, no matter how many or how few shares of Common Stock you own. Elliott urges you to sign, date, and return the enclosed BLUE proxy card today to vote FOR the election of the Nominees and in accordance with Elliott's recommendations on the other proposals on the agenda for the 2017 Annual Meeting.

Since only your latest dated proxy card will count, we urge you not to return any proxy card you receive from the Company. Even if you return the WHITE management proxy card marked "withhold" as a protest against the incumbent directors, it will revoke any proxy card you may have previously sent to us. Remember, you can vote for our four Nominees only on our **BLUE** proxy card. So please make certain that the latest dated proxy card you return is the **BLUE** proxy card.

Okapi Partners is assisting Elliott with its effort to solicit proxies. If you have any questions or require assistance in authorizing a proxy or voting your shares of Common Stock, please contact:




1212 Avenue of the Americas, 24th Floor
New York, NY 10036
(212) 297-0720
Call Toll-Free at: (877) 869-0171
E-mail: info@okapipartners.com


For questions or assistance, please contact Elliott's proxy solicitor, Okapi Partners LLC, toll-free at 1-877-869-0171 or via email at info@okapipartners.com.

**YOUR SUPPORT IS EXTREMELY IMPORTANT – VOTE ONLY THE <u>BLUE</u> CARD**

How has the market reacted to the shareholder call for change?

Historical Stock Price Reactions to Proxy Contest Announcements



+30%

30%
20%
10%
0
(-10%)
(-20%)
(-30%)
(-40%)

AVERAGE = 1.3%

COMPANIES INVOLVED IN PROXY CONTEST

WALTER ENERGY
ALLY FINANCIAL
AIR METHODS CORP
ROWAN COMPANIES
COMMONWEALTH REIT
VIVUS
BRE PROPERTIES
SANDRIDGE ENERGY
TELEPHONE AND DATA SYSTEMS
ELECTRONIC ARTS
TEM HEALTH HOLDINGS
BOB EVANS FARMS
MGM RESORTS
ALERE, INC.
JOS. A BANK CLOTHIERS
H&R BLOCK
COMVERSE TECHNOLOGY
STRATEGIC HOTELS
UNITED CONTINENTAL
LEAR CORP
GANNETT CO
PIMCO DYNAMIC
ALLISON TRANSMISSION
THE BABCOCK & WILCOX COMPANY
BMC SOFTWARE
DILLARD'S
SHUTTERFLY
COHEN & STEERS REIT
TELLABS
SOTHEBY'S
CRACKER BARREL
NORTHSTAR ASSET MANAGEMENT
SIMPSON MANUFACTURING CO
SOUTHERN UNION
METROPCS COMMUNICATIONS
COMMONWEALTH REIT
WENDY'S INTERNALTIONAL
GENZYME CORPORATION
FOREST CITY REALTY
ALLERGAN
STILLWATER MINING CO
SELECT INCOME REIT
AARON'S
CSX CORP
GAYLORD ENTERTAINMENT
BIOGEN IDEC
AOL
BIOGEN IDEC
AMERICAN CAPITAL
CRACKER BARREL
AIR METHODS CORP
HESS CORP
TEMPUR SEALY INTERNATIONAL
HEXCEL CORP
CVR ENERGY
TEMPLE-INLAND
SELECT COMFORT CORP
ABOVENET
PROGRESS SOFTWARE CORP
NATIONAL FUEL GAS COMPANY
BIOGEN IDEC
BUFFALO WILD WINGS
THE NEW YORK TIMES
ACXIOM CORPORATION
THE WILLIAMS COMPANIES
ARCONIC INC.

Demonstrating that Arconic stock would be worth more under new leadership and with a shift in strategy, Arconic shares increased 30% following the shareholder call for change, the single most positive reaction to a proxy contest announcement in at least a decade.

 **VOTE THE BLUE PROXY CARD**

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SOURCES

HOW HAS THE MARKET REACTED TO THE SHAREHOLDER CALL FOR CHANGE?: STOCK PRICE REACTION BASED UPON INITIAL TEN DAYS OF TRADING IMMEDIATELY FOLLOWING THE RESPECTIVE DISSIDENT GROUP'S CALL FOR CHANGE. DATA SET INCLUDES ALL CONTESTS INVOLVING COMPANIES WITH A MARKET CAPITALIZATION IN EXCESS OF ONE BILLION DOLLARS ANNOUNCED IN THE LAST DECADE.
